Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended March 31,
(Dollars in millions)	2017	2016
Fixed Charges:
Interest expense [1]	$235	$241
Interest capitalized	8	9
One-third of rents [2]	36	32
Total fixed charges	$279	$282
Earnings:
Income from continuing operations before income taxes	$2,054	$1,722
Fixed charges per above	279	282
Less: capitalized interest	(8)	(9)
	271	273
Amortization of interest capitalized	2	2
Total earnings	$2,327	$1,997
Ratio of earnings to fixed charges	8.34	7.08

[1]
Pursuant to the guidance in the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification, interest related to unrecognized tax benefits recorded was approximately $7 million and $10 million for the quarter ended March 31, 2017 and 2016, respectively. The ratio of earnings to fixed charges would have been 8.56 and 7.34 for the quarter ended March 31, 2017 and 2016, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.